Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015 and 2014
(unaudited)

Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2015

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars)

	Note	June 30	December 31
		2015	2014
		$	$
Current assets
Cash and cash equivalents		217,228	184,643
Trade and other receivables	4	49,347	49,824
Marketable securities	5	97,867	104,785
Other current financial assets	6	—	19,443
Inventory	7	135,367	129,228
Assets held for sale		3,904	3,895
		503,713	491,818
Non-current assets
Property, plant and equipment	8	427,877	439,074
Income tax receivable	9	19,371	—
Value added tax receivable	10	31,176	29,473
Non-current inventory	7	3,057	4,326
Other non-current financial assets	6	11,355	21,558
Total assets		996,549	986,249

Current liabilities
Trade and other payables	11	55,092	56,645
Provisions	12	65,003	60,303
Current debt		3,851	5,922
		123,946	122,870
Non-current liabilities
Deferred income tax liabilities		32,879	29,050
Non-current provisions	12	60,376	57,945
Convertible notes	13	202,517	197,134
Total liabilities		419,718	406,999

Shareholders' equity
Share capital		707,034	707,034
Other reserves		(50,722)	(12,723)
Equity component of convertible notes		68,347	68,347
Retained deficit		(147,828)	(183,408)
Total shareholders' equity attributable to our shareholders		576,831	579,250
Total liabilities and equity		996,549	986,249

Events after the reporting period (note 21)
The accompanying notes are an integral part of the condensed consolidated financial statements
Approved by the Board of Directors and authorized for issue on August 6, 2015

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of (Loss) Income
(expressed in thousands of United States dollars, except per share amounts)

	Note	Three months ended June 30		Six months ended June 30
		2015	2014	2015	2014
			(restated note 2(b))		(restated note 2(b))
		$	$	$	$

Revenue		95,818	64,287	207,539	98,023
Cost of sales	15	(79,499)	(53,265)	(160,818)	(81,077)
Income from mine operations		16,319	11,022	46,721	16,946

General and administrative expenses	14(e)	(7,203)	(4,584)	(12,367)	(11,498)
Exploration, evaluation and reclamation expenses		(3,902)	(4,312)	(7,865)	(7,688)
Business acquisition costs		—	(3,064)	—	(5,036)
Operating income (loss)		5,214	(938)	26,489	(7,276)

Gain on sale of mineral property	6	—	—	—	15,939
Interest earned and other finance income		294	624	875	2,189
Interest expense and other finance costs		(6,447)	(5,325)	(12,699)	(10,479)
Unrealized gain on derivatives		—	386	—	2,094
Other (expenses)	16	(1,814)	(3,795)	(2,089)	(6,102)
Foreign exchange (loss)		(563)	(1,009)	(3,324)	(17,791)
(Loss) income before income tax		(3,316)	(10,057)	9,252	(21,426)

Income tax (expense)		(4,011)	(100)	(7,416)	(1,169)

Net (loss) income and net (loss) income attributable to shareholders		(7,327)	(10,157)	1,836	(22,595)

Weighted average shares outstanding (thousands)
Basic	17	80,754	80,754	80,754	80,754
Diluted	17	80,754	80,754	80,923	80,754

(Loss) income per share
Basic	17	$(0.09)	$(0.13)	$0.02	$(0.28)
Diluted	17	$(0.09)	$(0.13)	$0.02	$(0.28)
The accompanying notes are an integral part of the condensed consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
(expressed in thousands of United States dollars)

	Note	Three months ended June 30		Six months ended June 30
		2015	2014	2015	2014
			(restated note 2(b))		(restated note 2(b))
		$	$	$	$

Net (loss) income for the period attributable to shareholders		(7,327)	(10,157)	1,836	(22,595)
Other comprehensive income (loss)
Items that will not be reclassified to net income or loss:
Unrealized gain (loss) on marketable securities at FVTOCI, net of tax		5,809	39,287	(5,540)	51,252
Items that will be reclassified to net income or loss:
Realized loss recycled to net income or loss	16	—	1,271	—	1,271
Cumulative translation adjustment		—	—	—	35
Other comprehensive income (loss)		5,809	40,558	(5,540)	52,558
Total comprehensive (loss) income attributable to shareholders		(1,518)	30,401	(3,704)	29,963
Total comprehensive (loss) income		(1,518)	30,401	(3,704)	29,963
The accompanying notes are an integral part of the condensed consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

	Note	Common Shares		Other	Equity	Retained	Total
		Shares	Amount	reserves	component of	deficit	equity
				(restated note 2(b))	convertible notes	(restated note 2(b))	(restated note 2(b))
		000's	$	$	$	$	$
Balance, January 1, 2014		80,754	707,034	(28,887)	68,347	(57,015)	689,479
Equity-settled share-based compensation	14	—	—	1,008	—	—	1,008
Total comprehensive income (loss) for the period		—	—	52,558	—	(22,595)	29,963
Balance, June 30, 2014		80,754	707,034	24,679	68,347	(79,610)	720,450

Balance, December 31, 2014		80,754	707,034	(12,723)	68,347	(183,408)	579,250
Impact of adopting IFRS 9	2(b)(ii)	—	—	(33,744)	—	33,744	—
Balance, January 1, 2015 (restated)		80,754	707,034	(46,467)	68,347	(149,664)	579,250
Equity-settled share-based compensation	14	—	—	1,285	—	—	1,285
Total comprehensive (loss) income for the period		—	—	(5,540)	—	1,836	(3,704)
Balance, June 30, 2015		80,754	707,034	(50,722)	68,347	(147,828)	576,831
The accompanying notes are an integral part of the condensed consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars)

	Note	Three months ended June 30		Six months ended June 30
		2015	2014	2015	2014
			(restated 2(b))		(restated 2(b))
		$	$	$	$
Cash flows from operating activities
Net (loss) income for the period		(7,327)	(10,157)	1,836	(22,595)
Adjustments for:
Depreciation, depletion and amortization		20,809	7,032	37,346	12,397
Share-based payments		619	656	1,285	1,008
Net finance expense		5,247	4,701	10,918	8,290
(Gain) on sale of mineral property		—	—	—	(15,939)
(Gain) on derivative instrument		—	(386)	—	(2,094)
Other expense		2,032	3,300	2,197	5,530
Income tax expense		4,011	100	7,416	1,169
Non-cash foreign exchange loss (gain)		197	(222)	2,616	13,067
Net changes in non-cash working capital items	20	(2,864)	(7,709)	(3,874)	760
Cash generated (used) by operating activities before value added taxes, interest and income taxes (paid) recovered		22,724	(2,685)	59,740	1,593
Value added taxes (paid)		(2,602)	(4,446)	(6,451)	(7,554)
Value added taxes recovered		4,585	3,348	7,785	6,351
Interest (paid)		(426)	—	(4,755)	(3,809)
Income taxes (paid)		(2,384)	(1,258)	(3,757)	(2,733)
Cash generated (used) by operating activities		21,897	(5,041)	52,562	(6,152)
Cash flows from investing activities
Purchase of Marigold mine		—	(275,000)	—	(275,000)
Purchase of property, plant and equipment		(8,540)	(4,983)	(14,688)	(6,935)
Production stripping capitalized costs		—	(10,468)	(12,540)	(14,696)
Expenditures on exploration properties		(221)	(3,674)	(538)	(4,599)
Proceeds from sale of mineral property	6	20,000	10,000	20,000	17,500
Proceeds from sale of marketable securities		—	10,240	—	10,240
Taxes paid on sale of mineral properties		—	—	—	(15,853)
Decrease (increase) in restricted cash		10,201	(15,750)	10,201	(15,750)
Interest received		154	221	318	1,403
Tax deposit (paid)	9	—	—	(19,231)	—
Dividends received		—	166	—	166
Cash generated (used) by investing activities		21,594	(289,248)	(16,478)	(303,524)
Cash flows from financing activities
Repayment of bank loan		(1,649)	—	(1,649)	—
Cash (used) by financing activities		(1,649)	—	(1,649)	—
Effect of foreign exchange rate changes on cash and cash equivalents		(209)	38	(1,850)	(3,819)
Increase (decrease) in cash and cash equivalents		41,633	(294,251)	32,585	(313,495)
Cash and cash equivalents, beginning of period		175,595	396,413	184,643	415,657
Cash and cash equivalents, end of period		217,228	102,162	217,228	102,162

Supplemental cash flow information (note 20)
The accompanying notes are an integral part of the condensed consolidated financial statements

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us" or "our") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration, and development of precious metal resource properties located in the Americas. With the acquisition of the Marigold mine on April 4, 2014, we have two producing mines and a portfolio of silver resource dominant projects located throughout the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is to optimize the production of silver and gold from our Pirquitas mine in Argentina and Marigold mine in Nevada, U.S., respectively, and to advance, as market and project conditions permit, other principal development projects including the Pitarrilla project in Mexico and the San Luis project in Peru and our other projects within our project pipeline towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2014.
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis.
The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2014, except for the application of the amendments to existing IFRSs (note 2(d)) which were effective January 1, 2015 and the voluntary adoption of IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9"), which had an initial application date of April 1, 2015. The impact of this adoption is discussed in note 2(b)(ii) below.

These statements were authorized for issue by the Board of Directors on August 6, 2015.

b)	Change in accounting policies
(i)Exploration and evaluation expenditures
During the year ended December 31, 2014, we elected to change our accounting policy with respect to exploration and evaluation expenditures, consistent with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to enhance the relevance and reliability to the decision-making needs of the users of our financial statements. Prior to this change, our policy was to capitalize exploration and evaluation expenditures on properties that we have the legal rights to explore, until commercially viable. We have elected to expense all exploration and evaluation expenses until such time that we believe that further expenditures will provide probable future economic benefit. Our policy is disclosed in note 2(i) of our audited consolidated financial statements for the year ended December 31, 2014.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

For the six months ended June 30, 2014, the following adjustments were recorded to the consolidated statements of (loss) income:

		Adjustments for change in accounting policy
Six months ended June 30, 2014	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(1,909)	(5,779)	(7,688)
Gain on sale of mineral property	9,240	6,699	15,939
Other (expense) income	(6,834)	732	(6,102)
Income tax (expense)	(1,042)	(127)	(1,169)
Increase in net income		1,525

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

Decrease in (loss) per share
Basic	($0.30)	$0.02	($0.28)
Diluted	($0.30)	$0.02	($0.28)

For the three months ended June 30, 2014, the following adjustments were recorded to the consolidated statements of (loss) income:

		Adjustments for change in accounting policy
Three months ended June 30, 2014	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(1,195)	(3,117)	(4,312)
Other (expense) income	(4,080)	285	(3,795)
Income tax (expense)	(37)	(63)	(100)
(Decrease) in net income		(2,895)

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

Increase in (loss) per share
Basic	($0.09)	($0.04)	($0.13)
Diluted	($0.09)	($0.04)	($0.13)

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(ii)Financial instruments under IFRS 9
We have early adopted all of the requirements of IFRS 9 as of April 1, 2015. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so our accounting policy with respect to financial liabilities is unchanged.
As a result of the early adoption of IFRS 9, we have changed our accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any of our financial assets on transition date. The main area of change is the accounting for equity securities previously classified as available for sale.
The following is the new accounting policy for financial assets under IFRS 9. All other aspects of our accounting policy for financial instruments as disclosed in note 2(q) to the consolidated financial statements for the year ended December 31, 2014 are unaffected:
Financial assets
We classify our financial assets in the following categories: at fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or at amortized cost. We determine the classification of financial assets at initial recognition. The classification of debt instruments is driven by our business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.
Our accounting policy for each of the categories is as follows:
Financial assets at FVTPL Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statement of (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the consolidated statement of (loss) income in the period in which they arise.
Financial assets at FVTOCI Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive (loss) income.
Financial assets at amortized cost A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date, and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.
Derivative financial instruments When we enter into derivative contracts, these are intended to reduce the exposures related to assets and liabilities, or forecast transactions.
The classification approach described above is applied to all financial assets, including those that contain embedded derivatives, without the need to separate the embedded derivative from the host contract. Commodity-based embedded derivatives resulting from provisional sales prices of metals in concentrate are classified as FVTPL with changes in value recognized in revenue.
Impairment of financial assets at amortized cost We recognize a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
At each reporting date, we measure the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
Derecognition of financial assets Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within finance income or other income and finance costs, respectively. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income.
We completed a detailed assessment of our financial assets as at April 1, 2015. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification	New classification
Financial assets	IAS 39	IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Marketable securities	Available-for-sale	FVTOCI
Marketable securities	FVTPL	FVTOCI
Trade receivable	Amortized cost	Amortized cost
Concentrate trade receivables	Embedded derivate separately identified as FVTPL	Whole contract FVTPL
Trade payable	Amortized cost	Amortized cost
We elected to classify our marketable securities as FVTOCI as they are not considered to be held for trading, and this presentation will prevent the consolidated statement of (loss) income from being impacted by value changes of these non-operating assets.
As we are not restating prior periods we have recognized the effects of retrospective application at the beginning of the annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to opening retained deficit on January 1, 2015 of $33,744,000 with a corresponding adjustment to accumulated other comprehensive income.
(iii)IFRS 7 amendments
IFRS 7, Financial Instruments: Disclosure has been amended to require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. As such, we have adopted these amendments as at April 1, 2015.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(iv)Hedge accounting
In addition to the early adoption of IFRS 9, we also applied hedge accounting during the three months ended June 30, 2015. The accounting policy for hedge accounting is as follows:
Derivative Instruments Derivative instruments are recorded at fair value on the consolidated statement of financial position, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the consolidated statement of financial position unless there is a legal right to offset and intent to settle on a net basis.
Fair Value Hedges Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of (loss) income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.
Cash Flow Hedges The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statement of (loss) income. Amounts accumulated in equity are transferred to the consolidated statements of (loss) income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.
When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of (loss) income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statement of (loss) income.
Non-Hedge Derivatives Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statement of (loss) income.
As at June 30, 2015 we had entered into certain contracts to hedge the cost of diesel, with the objective of reducing the volatility of reported income from mine operations. These contracts met the qualifying criteria for hedge accounting, but the financial effect as at June 30, 2015 was insignificant.

c)	Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2015 are consistent with those applied and disclosed in note 2(u) to our audited consolidated financial statements for the year ended December 31, 2014.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

d)	Pronouncement affecting our financial statements presentation or disclosure
The following new and amended IFRS pronouncement was adopted during the six months ended June 30, 2015:

Operating segments
IFRS 8, Operating Segments was amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. The amendment was effective for annual periods commencing on or after July 1, 2014 and does not have a material impact on our consolidated financial statements.

e)	Future accounting changes
The following new standard has been issued but is not yet effective:

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2018. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

There are no other IFRS or International Financial Reporting Interpretations Committee ("IFRIC") interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

3.	PURCHASE OF MARIGOLD MINE

On April 4, 2014, we completed the acquisition of a 100% interest in the Marigold mine, an open pit operating gold mine in Nevada, U.S., from subsidiaries of Goldcorp Inc. and Barrick Gold Corporation for a purchase price of $267,732,000 after post-closing adjustments. The purchase price was paid in cash from our existing cash on hand.

The acquisition is a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3, Business Combinations ("IFRS 3"). IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition.

The purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Fair values are determined based on third party appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. Acquisition costs, in the form of advisory, legal and other professional fees, which were associated with the transaction to acquire the Marigold mine were expensed as incurred and during the six months ended June 30, 2014 amounted to $5,036,000.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	PURCHASE OF MARIGOLD MINE (Cont'd)

The following table shows the allocation of the purchase price to assets acquired and liabilities assumed, based on estimates of fair value, including a summary of major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

$
Purchase consideration	275,000
Working capital adjustment	(7,268)
Consideration	267,732

Trade and other receivables	5,162
Inventory	76,104
Property, plant and equipment:
Mineral properties	50,823
Plant and equipment	157,880
Assets under construction	9,561
Trade and other payables	(17,067)
Close-down and restoration provision	(14,731)
Net identifiable assets acquired	267,732

Had the Marigold mine been consolidated from the start of January 1, 2014, our consolidated revenue for the six months ended June 30, 2014 would have been approximately $143,659,000 and our consolidated net loss for the six months ended June 30, 2014 would have been $22,326,000.

4.	TRADE AND OTHER RECEIVABLES

	June 30, 2015	December 31, 2014
	$	$
Trade receivables	32,394	26,529
Tax receivables	5,277	5,389
Value added tax receivables (note 10)	4,999	8,054
Prepayments and deposits	4,324	6,068
Other receivables	2,353	3,784
	49,347	49,824

We expect full recovery of the trade receivables amounts outstanding and, therefore, no allowance has been recorded against these receivables. No trade receivables are past due and all are expected to be settled within twelve months.

We do not hold any collateral for any receivable amounts outstanding at June 30, 2015 or December 31, 2014.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	MARKETABLE SECURITIES

We have designated all of our marketable securities as FVTOCI to reduce the impact of fair value movements in the consolidated statement of (loss) income to appropriately represent the results of our core operating assets.

The movement in marketable securities during the six months ended June 30, 2015 and the year ended December 31, 2014 is comprised of the following:

	June 30, 2015	December 31, 2014
	$	$
Balance, beginning of period	104,785	129,267
Additions (1)	1,062	9,188
Disposals (1)	(1,315)	(37,322)
Fair value adjustments through profit and loss (2)	—	(10,060)
Fair value adjustments through other comprehensive income	1,949	22,699
Foreign exchange adjustments	(8,614)	(8,987)
Balance, end of period	97,867	104,785

(1)
We derecognized a portion of our investment in Pretium Resources Inc. ("Pretium") in exchange for shares of Golden Arrow Resources Corporation. The fair value at the date of disposition was C$7.66 per Pretium share, which resulted in a cumulative loss of $322,000 which remains in other comprehensive income.

(2)	During 2014, we recorded unrealized losses on previously impaired marketable securities and marketable securities classified as FVTPL under IAS 39.

15 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	OTHER FINANCIAL ASSETS

	June 30, 2015		December 31, 2014
	Current	Non-current	Current	Non-current
	$	$	$	$
Restricted cash (1)	—	9,401	—	19,604
Deferred consideration (2, 3)	—	1,954	19,443	1,954
	—	11,355	19,443	21,558

(1)
We have cash and security deposits in relation to our close down and restoration provisions of $1,901,000 (December 31, 2014 - $12,104,000) and Argentine peso-denominated loan facility of $7,500,000 (December 31, 2014 - $7,500,000).

(2)	On May 5, 2015, we received $20,000,000 of deferred consideration from the sale of the San Agustin project located in Mexico, which closed in December 2013.

(3)
On February 6, 2014, we completed the sale of our 100% interest in the Challacollo project located in Chile to Mandalay Resources Corporation ("Mandalay"). Under the terms of the agreement, the total aggregate consideration was comprised of $7,500,000 in cash, 12,000,000 common shares of Mandalay with a fair value of $9,188,000 at closing, deferred consideration of 5,000,000 common of shares of Mandalay issued at the end of the first quarter in which commercial production has commenced, and cash equivalent of 240,000 ounces of silver paid in eight quarterly installments (based on the average quarterly silver price) beginning the quarter immediately following the quarter in which commercial production has commenced. In addition, we received a 2% net smelter return royalty on silver sales in excess of 36 million ounces, up to a maximum of $5,000,000 from the project. The fair value of consideration received was $18,644,000 and we recorded a gain on the sale of this mineral property of $15,939,000 before tax expense of $1,351,000 during the six months ended June 30, 2014. The deferred consideration is secured against the Challacollo mineral claims and the shares of the entity holding the Challacollo project.

7.	INVENTORY

	June 30, 2015	December 31, 2014
	$	$
Current:
Finished goods	19,327	25,221
Stockpiled ore	23,808	17,896
Leach pad inventory	61,313	56,250
Materials and supplies	30,919	29,861
	135,367	129,228
Non-current:
Materials and supplies	3,057	4,326
	138,424	133,554

The cost of inventory held at net realizable value ("NRV") at June 30, 2015 was $Nil (December 31, 2014 - $Nil).

16 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	June 30, 2015
	Plant and equipment	Assets under construction	Mineral properties	Exploration and evaluation assets	Total
Cost
Balance, January 1, 2015	439,415	19,988	118,277	64,241	641,921
Additions	574	13,887	17,595	777	32,833
Disposals	(2,452)	—	(238)	—	(2,690)
Change in estimate of close down and restoration provision	—	—	1,460	—	1,460
Transfers	22,854	(23,750)	—	896	—
Balance, end of period	460,391	10,125	137,094	65,914	673,524

Accumulated depreciation
Balance, January 1, 2015	(164,246)	—	(38,601)	—	(202,847)
Charge for the year	(34,129)	—	(9,113)	—	(43,242)
Disposals	442	—	—	—	442
Balance, end of period	(197,933)	—	(47,714)	—	(245,647)

Net book value at June 30, 2015	262,458	10,125	89,380	65,914	427,877

	December 31, 2014
	Plant and equipment	Assets under construction	Mineral properties	Exploration and evaluation assets	Total
Cost
Balance, January 1, 2014	288,701	10,337	34,160	60,076	393,274
Additions	3,126	20,493	43,487	4,283	71,389
Acquisition of Marigold (note 3)	157,880	9,561	50,823	—	218,264
Disposals and reclassifications	(7,860)	—	—	—	(7,860)
Costs written off	—	—	—	(145)	(145)
Change in estimate of close down and restoration provision	—	—	7,222	27	7,249
Impairment charges	(22,835)	—	(17,415)	—	(40,250)
Transfers	20,403	(20,403)	—	—	—
Balance, end of period	439,415	19,988	118,277	64,241	641,921

Accumulated depreciation
Balance, January 1, 2014	(119,553)	—	(25,084)	—	(144,637)
Charge for the year	(48,828)	—	(13,517)	—	(62,345)
Disposals	4,135	—	—	—	4,135
Balance, end of period	(164,246)	—	(38,601)	—	(202,847)

Net book value at December 31, 2014	275,169	19,988	79,676	64,241	439,074

As of June 30, 2015, no items of property, plant and equipment have been pledged as security for liabilities.

17 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	INCOME TAX RECEIVABLE

On January 27, 2015, we received a Notice of Reassessment (“NOR”) from the Canada Revenue Agency (“CRA”) in the amount of approximately C$41,400,000 plus interest of C$6,580,000 related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. The CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with the CRA’s position in the reassessment. In order to appeal the reassessment, we were required to make a minimum payment of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR. On February 26, 2015, we paid the required C$24,090,000 ($19,286,000 as at June 30, 2015) to the CRA and have recorded this amount plus accrued interest as a non-current income tax receivable. On April 20, 2015, we filed a Notice of Objection with the CRA and plan on filing, if necessary, a Notice of Appeal with the Tax Court of Canada.

Although the outcome of this matter cannot be predicted with certainty, we intend to contest the matter vigorously, and believe we will ultimately prevail based on the merits of our position. At this time we have not recognized an income tax provision for this amount. However, we will continue to evaluate our tax provisions as the matter progresses through appeals and, if necessary, the litigation process. If the CRA's position is ultimately sustained, it would have a material impact on earnings and financial resources in the period that the matter is ultimately resolved.

10.	VALUE ADDED TAX RECEIVABLE

	June 30, 2015	December 31, 2014
	$	$
Current	4,999	8,054
Non-current	31,176	29,473
	36,175	37,527

Value added tax ("VAT") paid in Argentina in relation to the Pirquitas mine became recoverable under Argentina law once the mine reached the production stage and we apply to the Argentina government to recover the applicable VAT on an ongoing basis. There have, at times, been significant delays in obtaining final approvals and, therefore, the collection of VAT and the classification reflects best estimates of timing of recoveries. Despite the procedural delays, we believe that the remaining balance is fully recoverable and have not provided an allowance.

The VAT receivables balance in Argentina is denominated in Argentine pesos. Accordingly, foreign currency fluctuations could materially impact the value of the VAT receivables in U.S. dollars.

11.	TRADE AND OTHER PAYABLES

	June 30, 2015	December 31, 2014
	$	$
Trade payables	16,099	23,552
Accrued liabilities	34,044	28,909
Income taxes payable	1,823	1,028
Accrued interest on convertible notes (note 13)	3,126	3,156
	55,092	56,645

18 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	PROVISIONS

	June 30, 2015		December 31, 2014
	Current	Non-current	Current	Non-current
	$	$	$	$
Export duties on silver concentrate (1)	60,868	—	56,058	—
Close down and restoration provision (2)	4,135	60,376	4,245	57,945
	65,003	60,376	60,303	57,945

(1)
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this export duty. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and require payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.

As of June 30, 2015, we have paid $6,646,000 in export duties, against which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue export duties, with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied and based on current U.S. dollar rates, such charges are estimated to be in the range of $4.8 million to $8.0 million. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. Changes in our assessment of this matter could result in material adjustments to our consolidated statement of (loss) income.

19 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	PROVISIONS (Cont'd)

(2)	The changes in the close down and restoration provision during the six months ended June 30, 2015 and the year ended December 31, 2014 were as follows:

	June 30, 2015	December 31, 2014
	$	$
Balance, January 1	62,190	37,201

Provision from acquisition of Marigold mine (note 3)	—	14,731
Liabilities settled during the period	(945)	(1,839)
Accretion expense	1,842	3,640
Foreign exchange gain	(36)	(113)
Revisions and new estimated cash flows	1,460	8,570

Balance, end of period	64,511	62,190

Less: current portion of close down and restoration provision in trade and other payables	(4,135)	(4,245)
Non-current close down and restoration provision	60,376	57,945

The revision in the estimated cash flows during the six months ended June 30, 2015 was due to additional disturbance at Marigold mine from waste dump expansion.

13.	CONVERTIBLE NOTES

The movement in the debt portion of the convertible notes during the six months ended June 30, 2015 and the year ended December 31, 2014 is comprised of the following:

	June 30, 2015	December 31, 2014
	$	$
Balance, beginning of period	200,290	190,287
Accretion of discount	5,384	10,003
Interest accrued in period	3,778	7,619
Interest paid	(3,809)	(7,619)
Balance, end of period	205,643	200,290
Accrued interest outstanding	(3,126)	(3,156)
Non-current portion of convertible notes outstanding	202,517	197,134

20 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)Stock options
The changes in stock options issued during the six months ended June 30, 2015 and the year ended December 31, 2014 are as follows:

	June 30, 2015		December 31, 2014
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, beginning of period	2,377,065	12.68	1,754,944	16.05
Granted	1,019,656	5.87	1,016,578	8.07
Expired	—	—	(74,246)	(14.14)
Forfeited	—	—	(320,211)	(16.19)
Outstanding, end of period	3,396,721	10.64	2,377,065	12.68

For options granted during the six months ended June 30, 2015, the weighted average option valuations were based on an expected option life of 4.2 years, a risk free interest rate of 1.1%, a dividend yield of nil, and volatility of 56.5%.
During the six months ended June 30, 2015, options granted had a weighted average fair value of C$2.71 per option.
(b)Deferred Share Units (“DSUs”)
During the six months ended June 30, 2015 and the year ended December 31, 2014, the following DSUs were outstanding to non-executive directors:

	June 30, 2015	December 31, 2014
	Number of DSUs	Number of DSUs
Outstanding, beginning of period	335,680	251,019
Granted	80,008	106,486
Redeemed	(32,933)	(21,825)
Outstanding, end of period	382,755	335,680

The DSUs granted in the six months ended June 30, 2015 had a weighted average fair value of C$5.83 per unit. DSUs settled in the six months ended June 30, 2015 were settled at a fair value of C$6.01 per unit. The DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at June 30, 2015, the fair value of outstanding DSUs was C$7.85 per unit.

21 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

(c)Restricted Share Units (“RSUs”)
During the six months ended June 30, 2015 and the year ended December 31, 2014, the following RSUs were outstanding to employees:

	June 30, 2015	December 31, 2014
	Number of RSUs	Number of RSUs
Outstanding, beginning of period	330,414	129,498
Granted	473,815	297,480
Settled	(120,131)	(53,905)
Forfeited	(33,516)	(42,659)
Outstanding, end of period	650,582	330,414

The RSUs granted in the six months ended June 30, 2015 had a weighted average fair value of C$6.18 per unit. RSUs settled in the six months ended June 30, 2015 were settled at a weighted average fair value of C$6.62 per unit. As at June 30, 2015, the fair value of outstanding RSUs was C$7.85 per unit.

(d)Performance Share Units (“PSUs”)
During the six months ended June 30, 2015 and the year ended December 31, 2014, the following PSUs were outstanding to senior executives:

	June 30, 2015	December 31, 2014
	Number of PSUs	Number of PSUs
Outstanding, beginning of period	323,000	177,729
Granted	390,850	253,600
Settled	—	(24,903)
Forfeited	—	(83,426)
Outstanding, end of period	713,850	323,000

The PSUs granted in the six months ended June 30, 2015 had a weighted average fair value of C$5.57 per unit. As at June 30, 2015, the weighted average fair value of outstanding PSUs was C$13.43 per unit.

22 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

(e)Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the six months ended June 30, 2015 and 2014 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	$	$	$	$
Equity-settled
Cost of inventory	29	4	39	4
General and administrative expense	582	629	1,232	1,078
Exploration, evaluation and reclamation expenses	8	23	14	(74)
Cash-settled
Cost of inventory	446	142	559	189
General and administrative expense	2,531	(205)	2,815	1,832
Exploration, evaluation and reclamation expenses	25	(67)	32	121
Total	3,621	526	4,691	3,150

15.	COST OF SALES

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	$	$	$	$
Cost of inventory	56,931	44,234	118,522	64,139
Depletion, depreciation and amortization	20,672	6,741	37,031	11,821
Export duties (note 12)	1,896	2,290	5,265	5,117
	79,499	53,265	160,818	81,077

23 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	OTHER (EXPENSES)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
		(restated note 2(b))		(restated note 2(b))
	$	$	$	$
(Loss) on disposal of fixed assets	(1,152)	—	(1,986)	—
(Loss) on sale of marketable securities (1)	—	(1,489)	—	(1,489)
Unrealized (loss) on marketable securities (1)	—	(1,930)	—	(4,240)
Dividend income	—	166	—	166
Other income (loss)	(662)	(542)	(103)	(539)
	(1,814)	(3,795)	(2,089)	(6,102)

(1)
As discussed in note 2(b)(ii), effective April 1, 2015 we adopted IFRS 9, which resulted in a change in our accounting policy for marketable securities, but comparatives have not been restated to illustrate the change in accounting policy. Under IFRS 9, no realized or unrealized gains or losses are recorded in the consolidated statement of (loss) income for marketable securities designated as FVTOCI. As a result, had other expenses been restated for items still recognized at January 1, 2015, total other loss would have been $1,865,000 in the three months ended June 30, 2014 and a loss of $1,863,000 in the six months ended June 30, 2014.

17.	(LOSS) INCOME PER SHARE

The calculations of basic and diluted (loss) income per share for the three and six months ended June 30, 2015 and 2014 are based on the following:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
		(restated note 2(b))		(restated note 2(b))

Basic net (loss) income	($7,327)	($10,157)	$1,836	($22,595)
(Loss) income used in the calculation of diluted (loss) income per share	(7,327)	(10,157)	1,836	(22,595)

Weighted average number of common shares issued (thousands)	80,754	80,754	80,754	80,754
Adjustments for dilutive instruments:
Stock options (thousands)	—	—	169	—
Weighted average number of common shares for diluted (loss) income per share (thousands)	80,754	80,754	80,923	80,754

Basic (loss) income per share	($0.09)	($0.13)	$0.02	($0.28)
Diluted (loss) income per share	($0.09)	($0.13)	$0.02	($0.28)

24 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING SEGMENTS

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended June 30, 2015	Pirquitas mine	Marigold mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	37,860	57,958	—	—	95,818
Cost of inventory	(22,470)	(34,461)	—	—	(56,931)
Depletion, depreciation and amortization	(12,570)	(8,102)	—	—	(20,672)
Export duties	(1,896)	—	—	—	(1,896)
Cost of sales	(36,936)	(42,563)	—	—	(79,499)
Income from mine operations	924	15,395	—	—	16,319

Exploration, evaluation and reclamation expenses	(1,912)	(568)	(1,319)	(103)	(3,902)
Operating (loss) income	(1,443)	14,951	(1,304)	(6,990)	5,214
(Loss) income before income tax	(4,620)	14,331	(734)	(12,293)	(3,316)

Interest income and other finance income	10	12	—	272	294
Interest expense and other finance costs	(1,342)	(91)	(20)	(4,994)	(6,447)
Income tax (expense)	(200)	(3,510)	(111)	(190)	(4,011)

As at June 30, 2015
Total assets	202,485	360,519	104,575	328,970	996,549
Non-current assets	123,150	245,389	92,042	32,255	492,836
Total liabilities	(125,916)	(60,384)	(8,340)	(225,078)	(419,718)

Three months ended June 30, 2014	Pirquitas mine	Marigold mine	Exploration and evaluation properties (restated note 2(b))	Other reconciling items (i)	Total (restated note 2(b))
	$	$	$	$	$
Revenue	36,261	28,026	—	—	64,287
Cost of inventory	(20,176)	(24,058)	—	—	(44,234)
Depletion, depreciation and amortization	(6,037)	(704)	—	—	(6,741)
Export duties	(2,290)	—	—	—	(2,290)
Cost of sales	(28,503)	(24,762)	—	—	(53,265)
Income from mine operations	7,758	3,264	—	—	11,022

Exploration, evaluation and reclamation expenses	(54)	—	(3,722)	(536)	(4,312)
Operating income (loss)	7,450	2,866	(3,664)	(7,590)	(938)
Income (loss) before income tax	4,217	2,605	(2,774)	(14,105)	(10,057)

Interest income and other finance income	289	1	—	334	624
Interest expense and other finance costs	(983)	(157)	(27)	(4,158)	(5,325)
Income tax recovery (expense)	—	74	(87)	(87)	(100)

As at December 31, 2014
Total assets	245,819	343,411	101,798	295,221	986,249
Non-current assets	140,856	240,893	90,980	21,702	494,431
Total liabilities	(121,191)	(45,401)	(13,723)	(226,684)	(406,999)

25 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING SEGMENTS (Cont'd)

Six months ended June 30, 2015	Pirquitas mine	Marigold mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	82,015	125,524	—	—	207,539
Cost of inventory	(49,896)	(68,626)	—	—	(118,522)
Depletion, depreciation and amortization	(22,482)	(14,549)	—	—	(37,031)
Export duties	(5,265)	—	—	—	(5,265)
Cost of sales	(77,643)	(83,175)	—	—	(160,818)
Income from mine operations	4,372	42,349	—	—	46,721

Exploration, evaluation and reclamation expenses	(3,116)	(1,654)	(2,849)	(246)	(7,865)
Operating income (loss)	785	40,819	(2,930)	(12,185)	26,489
(Loss) income before income tax	(5,219)	39,946	(1,974)	(23,501)	9,252

Interest income and other finance income	25	20	—	830	875
Interest expense and other finance costs	(2,774)	(219)	(38)	(9,668)	(12,699)
Income tax recovery (expense)	(200)	(13,488)	3,643	2,629	(7,416)

Six months ended June 30, 2014	Pirquitas mine	Marigold mine	Exploration and evaluation properties (restated note 2(b))	Other reconciling items (i)	Total (restated note 2(b))
	$	$	$	$	$
Revenue	69,997	28,026	—	—	98,023
Cost of inventory	(40,081)	(24,058)	—	—	(64,139)
Depletion, depreciation and amortization	(11,117)	(704)	—	—	(11,821)
Export duties	(5,117)	—	—	—	(5,117)
Cost of sales	(56,315)	(24,762)	—	—	(81,077)
Income from mine operations	13,682	3,264	—	—	16,946

Exploration, evaluation and reclamation expenses	(208)	—	(6,714)	(766)	(7,688)
Operating income (loss)	13,318	2,866	(6,741)	(16,719)	(7,276)
(Loss) income before income tax	(5,721)	2,605	887	(19,197)	(21,426)

Interest income and other finance income	1,234	1	—	954	2,189
Interest expense and other finance costs	(1,753)	(157)	(65)	(8,504)	(10,479)
Income tax (expense) recovery	(75)	74	(189)	(979)	(1,169)

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

Segment revenue by product

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	%	%	%	%
Silver	35	50	37	60
Gold	60	43	60	29
Zinc	3	6	2	10
Other	2	1	1	1

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING SEGMENTS (Cont'd)

Segment revenue by location and major customers
Our Pirquitas mine sales are made to external customers located in various geographical areas. For the Pirquitas mine segment, we had no customer individually account for more than 10% of total revenue during the six months ended June 30, 2015, and four customers which individually accounted for between 10% and 17% of total revenue during the six months ended June 30, 2014. Marigold mine's principal product is gold doré with the refined gold bullion sold to one customer, which accounted for 60% of total revenue during the six months ended June 30, 2015 and 29% of total revenue during the six months ended June 30, 2014.

Non-current assets by location

	June 30, 2015	December 31, 2014
	$	$
United States	248,450	242,013
Argentina	127,792	145,273
Mexico	71,789	72,967
Canada	33,154	22,277
Peru	11,651	11,901
Total	492,836	494,431

19.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the following valuation methodology utilized:

	Fair value at June 30, 2015				Fair value at December 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade receivables	—	32,394	—	32,394	—	26,529	—	26,529
Marketable securities	97,867	—	—	97,867	104,785	—	—	104,785
Other financial assets	—	—	1,954	1,954	—	—	1,954	1,954
Trade and other payables	—	4,234	—	4,234	—	3,281	—	3,281
Current debt	3,851	—	—	3,851	—	5,922	—	5,922
	101,718	36,628	1,954	140,300	104,785	35,732	1,954	142,471

Non-recurring measurements
Property, plant and equipment	—	—	—	—	—	—	107,414	107,414
	—	—	—	—	—	—	107,414	107,414

Fair values disclosed
Convertible notes (note 13)	207,164	—	—	207,164	185,831	—	—	185,831
	207,164	—	—	207,164	185,831	—	—	185,831

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19.	FAIR VALUE MEASUREMENTS (Cont'd)

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Marketable securities, consisting of FVTOCI investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The Argentine peso-denominated loan facility is valued using the official foreign exchange rate on the cash value at the end of the period. The fair value disclosed for our convertible notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Trade receivables from provisional invoices for concentrate sales are included in Level 2, as the basis of valuation uses quoted commodity prices.

Accrued liabilities relating to DSUs, RSUs, and PSUs are included in Level 2, as the basis of valuation uses quoted prices in active markets.

Other trade receivables (excluding receivables from provisional invoices) and accrued liabilities are carried at amortized cost, which approximates fair value due to their short-term nature.

Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)

The deferred consideration from the sale of the Challacollo project (note 6) is included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data.

During the year ended December 31, 2014 the Pirquitas mine cash-generating unit was written down to its recoverable amount. The recoverable amount became the carrying value and will not be revalued, but certain assumptions used in the calculation of the recoverable amount are categorized as Level 3 in the fair value hierarchy.

There were no transfers into or out of Level 3 during the six months ended June 30, 2015 or during 2014.

20.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the six months ended June 30, 2015 and 2014 are as follows:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	$	$
Trade and other receivables	1,733	7,089	(2,386)	20,024
Inventory	(9,103)	(9,848)	(1,599)	(12,114)
Trade and other payables	1,326	(6,127)	(3,468)	(10,109)
Current provisions	3,180	1,177	3,579	2,959
	(2,864)	(7,709)	(3,874)	760

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

20.	SUPPLEMENTAL CASH FLOW INFORMATION (Cont'd)
During the six months ended June 30, 2015 and 2014 we conducted the following non-cash investing transactions:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	$	$	$	$
Shares received in exchange of marketable securities (note 5)	1,062	—	1,062	—
Shares disposed in exchange of marketable securities (note 5)	(1,315)	—	(1,315)	—
Shares received for sale of mineral property (note 6)	—	—	—	9,188
Deferred consideration received for sale of mineral property (note 6)	—	—	—	1,954

21.	EVENTS AFTER THE REPORTING PERIOD

Subsequent to the quarter end, on August 4, 2015, we entered into a new $75 million senior secured revolving credit facility (the "Credit Facility") with a syndicate of banks. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.75% to 3.75% determined based on our net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 25% of the applicable margin. The term of the Credit Facility is three years. All debts, liabilities and obligations under the Credit Facility are guaranteed by our material subsidiaries and secured by our assets, certain of our material subsidiaries, and the pledges of material subsidiaries. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes.

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